SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2026
Commission File Number: 001-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Translation of registrant’s name into English)
95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Exhibit 99.2 of this Form 6-K shall be incorporated by reference as an exhibit to the Registration Statement of Fairfax Financial Holdings Limited on Form F-10 (File No. 333-290660).

Exhibit Index

Exhibit	Description

Ex-99.1	News Release - February 19, 2026 - titled Financial Results for the Year Ended December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Derek Bulas
Name: Derek Bulas
Title: Vice President, Chief Legal Officer and Corporate Secretary

Dated: February 19, 2026